DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina  27612-2350
www.dlapiper.com

Laura K. Sirianni
laura.sirianni@dlapiper.com
T   919.786.2025
F   919.786.2225

July 11, 2011
VIA EDGAR and UPS Overnight

Ms. Erin Martin
Attorney Advisor
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 3010 CF/AD8
Washington, DC  20549-3628

Re:	Bluerock Enhanced Multifamily Trust, Inc. (the “Company”)
Post-Effective Amendment No. 7 to Form S-11
Commission File No. 333-153135

Dear Ms. Martin:

On behalf of our client, Bluerock Enhanced Multifamily Trust, Inc. (the “Company”), we are writing to address the comments from the Staff of the Commission’s Division of Corporation Finance received July 8, 2011, regarding the above-referenced filing.  For your convenience, we have reproduced the comments below, along with our responses.   We respectfully request permission to include the additional disclosure requested by the Staff in the Company’s 424(b)(3) filing to be filed upon effectiveness of the Company’s post-effective amendment.

Post-Effective Amendment no. 7 to Form S-11

1.      Please provide us with a copy of FINRA’s no-objection letter issued in connection with the Company’s transition to a new dealer manager.

Response:  Enclosed with the hard copy of this letter sent to your attention via overnight delivery is a copy of the requested no-objection letter.

Supplement No. 1 dated July 5, 2011

Share Repurchase Plan, page 9

2.      Please update the information regarding the Company’s share repurchase plan through March 31, 2011.

Response:  The Company will revise the disclosure provided with respect to its share repurchase plan as follows to disclose that no repurchase requests had been received as of March 31, 2011:

Ms. Erin Martin
Securities and Exchange Commission
July 11, 2011

Share Repurchase Plan

Our board of directors has adopted a share repurchase plan that permits you to sell your shares back to us, subject to conditions and limitations of the plan.  Among other limitations, we will not repurchase in excess of 5% of the number of outstanding shares of common stock as of the same date in the prior calendar year. Also, the cash available for repurchase will be limited to the net proceeds from the sale of shares under our distribution reinvestment plan during the previous fiscal year.  As of December 31, 2010 and March 31, 2011, we had not received any repurchase requests under the plan.  In addition, because our board of directors did not declare distributions until May 2010, we expect to have few funds available to redeem shares under our share repurchase plan in 2011.  Our board of directors may amend, suspend or terminate the share redemption program upon 30 days’ notice.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DLA Piper LLP (US)

/s/ Laura K. Sirianni

Laura K. Sirianni

cc:           R. Ramin Kamfar